[redacted]

AP 3/13

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH., D.C.
194

15048990

SECURITIES A
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELYN SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6701 DEMOCRACY BOULEVARD, SUITE 150
(No. and Street)

BETHESDA (City) MD (State) 20817 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. RICHARD ZITELMAN 301-770-2077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway
Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, P. RICHARD ZITELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHELYN SECURITIES CORP, as of DECEM BER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelyn Securities Corporation

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Shelyn Securities Corporation

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Shelyn Securities Corporation

We have audited the accompanying financial statements of Shelyn Securities Corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Shelyn Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Shelyn Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Shelyn Securities Corporation's financials statements. The supplemental information is the responsibility of Shelyn Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Shelyn Securities Corporation

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	33,490
Deferred tax asset		4,640
Other current assets		3,368
TOTAL ASSETS		41,498

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	6,120
Total current liabilities		6,120
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding		
Additional paid-in capital		46,000
Accumulated deficit		(10,622)
Total stockholder's equity		35,378
TOTAL	$	41,498

See Independent Auditors' Report and
Notes to Financial Statements.

Shelyn Securities Corporation

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE - Private placement fees	$ 46,838
OPERATING EXPENSES:	
Compliance Management	6,500
Expense Reimbursement to Parent	
FICA	1,406
Rent	2,582
Salaries	18,000
Other Operating Expenses	603
Insurance	576
Licenses & Fees	1,706
Total expenses	31,373
Net Operating Income	$ 15,466
Provision for income taxes	(6,186)
Net Income	$ 9,280

See Independent Auditors' Report and
Notes to Financial Statements.

Shelyn Securities Corporation

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock								
	No. Shares		Amount		Additional paid-in capital		Retained earnings (Accumulated deficit)		Total
Balance, DECEMBER 31, 2013	500	$	22,000	$	24,000	$	(19,902)	$	26,098
Net Loss							9,280		9,280
Balance, DECEMBER 31, 2014	500	$	22,000	$	24,000	$	(10,622)	$	35,378

See Independent Auditors' Report and
Notes to Financial Statements.

Shelyn Securities Corporation

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$	9,280
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in deferred tax asset		6,186
Decrease in accounts payable and accrued expenses		(8,568)
Net cash provided by operating activities		6,897
NET INCREASE IN CASH		6,897
CASH AT BEGINNING OF YEAR		26,593
CASH AT END OF YEAR	$	33,490

See Independent Auditors' Report and
Notes to Financial Statements.

SHELYN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Shelyn Securities Corporation (the Company) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985 and is a registered broker-dealer of securities. The Company assists in underwriting private placement investments by affiliates. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments (including money market funds) with an original maturity at acquisition of three months or less to be cash equivalents. The Company maintains cash balances which may exceed Federally insured limits. The Company does not believe that this results in significant credit risk.

Revenue Recognition

The Company recognizes revenue from placement fees for a transaction on the closing date when payments for the purchase of interests in the investment partnership have been received in escrow accounts from the investors.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax return. Under this method, deferred income taxes are recognized for the tax consequences in future years arising from differences between tax bases of assets and liabilities and their financial reporting

amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The Company applies a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining based on technical merits that the position will be more likely than not sustained upon examination. The second step is to measure the tax benefit as the largest amount of the tax benefit that is greater than 50% likely of being realized upon settlement.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses.

For the year ended December 31 2014 the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for period of three years. While no income tax returns are currently being examined by the Internal Revenue Service tax years since 2011 remain open.

3. RELATED PARTY TRANSACTIONS

The Company currently has an expense sharing agreement ("Agreement") with The Zitelman Group ("TZG"), an entity under common control with the Company. Under the Agreement, TZG agreed to pay all overhead expenses of the Company in connection with maintaining their offices, including rent, telephone, postage, supplies and other expenses. The Company pays all of its own direct expenses, such as legal and accounting fees, filing and registration and membership fees.

4. INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Deferred tax benefit	$4,949	$1,237	$6,186

The Company's deferred tax asset is primarily attributed to net operating loss carryforwards that are available to offset future taxable income through 2033.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $26,700 which was $21,700 in excess of its

required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 22.92%.

6. SUBSEQUENT EVENTS

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through January 16, 2015 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Shelyn Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

		SCHEDULE I
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$	35,378
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Deferred tax asset		(4,640)
Other current assets		(3,368)
NET CAPITAL BEFORE HAIRCUT ON SECURITIES	$	27,370
HAIRCUT ON SECURITIES	$	670
NET CAPITAL	$	26,700
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses		6,120
Total aggregate indebtedness	$	6,120
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	5,000
Excess net capital		21,700
Net capital in excess of the greater of: 10% of aggregate indebtness or 120% of minimum net capital requirement		20,700
Percentage of aggregate indebtedness to net capital		22.92%

See Independent Auditors' Report

Shelyn Securities Corporation

December 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Shelyn Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shelyn Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shelyn Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Shelyn Securities Corporation stated that Shelyn Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Shelyn Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shelyn Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WJB & Co., P.C.

Athens, Georgia
February 24, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SHELYN SECURITIES CORP.

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of Shelyn Securities Corp. (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through an escrow account. The Company enters into an escrow arrangement with an unaffiliated commercial bank. The escrow arrangement is disclosed in the offering materials or purchase documents. All checks are required to be made payable to the Escrow Account.

Shelyn Securities Corp.

P. Richard Zitelman
President